

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2020

George Whitesides
Chief Executive Officer
Virgin Galactic Holdings, Inc.
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011

> **Re: Virgin Galactic Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2020**
> **File No. 333-237961**

Dear Mr. Whitesides:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Drew Capurro